Clifton Star retains Mr. Louis Morin as Consultant for Investor Relations

Quebec City, QUEBEC--(January 11, 2013) – Clifton Star Resources Inc. ("Clifton Star" or the "Corporation") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to announce that it contracted the services of Mr. Louis Morin to provide investor relations consulting services.

Louis Morin is a specialist in Investor Relations with more than 25 years of experience with the Canadian public markets. His specialty is to increase the visibility of small cap enterprises in the Canadian financial community. Mr. Morin is based in Montréal.

In consideration of the services to be provided, the Corporation has agreed to pay a monthly retainer of $6,000 to Louis Morin over the six month contract period. The contract may be renewed by the mutual consent of the parties and it does not provide for the grant of share purchase options. Louis Morin is at arm's length with Clifton Star and currently has no direct or indirect interest in securities of the Corporation.

The services agreement remains subject to the approval of the TSX Venture Exchange.

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

www.cfo-star.com

@cliftonstar1

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.